October 17, 2024

Wenxi He
Chief Executive Officer
Metal Sky Star Acquisition Corp
221 River Street, 9th Floor
Hoboken, NJ 07030

       Re: Metal Sky Star Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed August 6, 2024
           File No. 001-41344
Dear Wenxi He:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Lawrence Venick